# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Live Holdings, Inc., CIK 0002078416
CUSIP: 530909100
Title of class of securities: Series A Liberty Live Group common stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001985479

## Reporting persons
- Linonia Partners Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,376,439; sole dispositive power 0; shared dispositive power 2,376,439; aggregate amount beneficially owned 2,376,439 (9.3% of the class)
  Comment: Please see note in Item 4(a).
- The Linonia Partnership LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,376,439; sole dispositive power 0; shared dispositive power 2,376,439; aggregate amount beneficially owned 2,376,439 (9.3% of the class)
  Comment: Please see note in Item 4(a).
- The Linonia Partnership GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,376,439; sole dispositive power 0; shared dispositive power 2,376,439; aggregate amount beneficially owned 2,376,439 (9.3% of the class)
  Comment: Please see note in Item 4(a).
- Philip Uhde: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,376,439; sole dispositive power 0; shared dispositive power 2,376,439; aggregate amount beneficially owned 2,376,439 (9.3% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Liberty Live Holdings, Inc.
Address of issuer's principal executive offices:
12300 Liberty Blvd.
Englewood, Colorado 80112

## Item 2. Person Filing
Name of person filing:
Linonia Partners Fund LP*
The Linonia Partnership LP*
The Linonia Partnership GP LLC*
Philip Uhde*
Address of principal business office or, if none, residence:
414 West 14th Street, 6th Floor
New York, New York 10014
Citizenship:
Linonia Partners Fund LP - Delaware
The Linonia Partnership LP - Delaware
The Linonia Partnership GP LLC - Delaware
Philip Uhde - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Linonia Partners Fund LP - 2,376,439*
The Linonia Partnership LP - 2,376,439*
The Linonia Partnership GP LLC - 2,376,439*
Philip Uhde - 2,376,439*

*The shares of Series A Liberty Live Group common stock, par value $0.01 per share (the "Shares"), of Liberty Live Holdings, Inc. (the "Issuer") reported herein are held by Linonia Partners Fund LP, a private investment fund (the "Fund"), for which The Linonia Partnership LP, a Delaware limited partnership, serves as investment manager (the "Investment Manager"). The Linonia Partnership GP LLC, a Delaware limited liability company, serves as general partner of the Investment Manager (the "General Partner"), and Philip Uhde serves as Principal of the Investment Manager and Managing Member of the General Partner. By virtue of these relationships, the Investment Manager, the General Partner and Mr. Uhde may be deemed to share voting and dispositive power with respect to the Shares held directly by the Fund. The Fund, the Investment Manager, the General Partner and Mr. Uhde are referred to herein collectively as the "Reporting Persons."

On December 15, 2025, Liberty Media Corporation ("Liberty Media") completed a split-off of the Issuer (the "Split-Off"), pursuant to which each outstanding share of Liberty Media's Series A Liberty Live common stock was redeemed for one Share. Immediately prior to the Split-Off, the Reporting Persons beneficially owned 2,498,950 shares of Liberty Media's Series A Liberty Live common stock, representing approximately 9.8% of that class, and as a result of the Split-Off became the beneficial owners of an equal number of Shares of the Issuer. The Reporting Persons' beneficial ownership of Liberty Media's Series A Liberty Live common stock was previously reported on a Schedule 13G, as amended, filed with respect to Liberty Media.

The information set forth in Item 4 is as of the date of this filing. The percentage set forth in Item 4(b) is based on 25,573,685 Shares outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

This report shall not be deemed an admission that any Reporting Person is the beneficial owner of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, if any.
Percent of class:
Linonia Partners Fund LP - 9.3%
The Linonia Partnership LP - 9.3%
The Linonia Partnership GP LLC - 9.3%
Philip Uhde - 9.3%
Sole power to vote or to direct the vote:
Linonia Partners Fund LP - 0
The Linonia Partnership LP - 0
The Linonia Partnership GP LLC - 0
Philip Uhde - 0
Shared power to vote or to direct the vote:
Linonia Partners Fund LP - 2,376,439*
The Linonia Partnership LP - 2,376,439*
The Linonia Partnership GP LLC - 2,376,439*
Philip Uhde - 2,376,439*
Sole power to dispose or to direct the disposition:
Linonia Partners Fund LP - 0
The Linonia Partnership LP - 0
The Linonia Partnership GP LLC - 0
Philip Uhde - 0
Shared power to dispose or to direct the disposition:
Linonia Partners Fund LP - 2,376,439*
The Linonia Partnership LP - 2,376,439*
The Linonia Partnership GP LLC - 2,376,439*
Philip Uhde - 2,376,439*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Linonia Partners Fund LP: /s/ Philip Uhde, Philip Uhde, Managing Member of the General Partner of the Fund, Linonia Capital Partners GP LLC (09/18/2026)
- The Linonia Partnership LP: /s/ Philip Uhde, Philip Uhde, Principal and Managing Member of the General Partner (09/18/2026)
- The Linonia Partnership GP LLC: /s/ Philip Uhde, Philip Uhde, Managing Member (09/18/2026)
- Philip Uhde: /s/ Philip Uhde, Philip Uhde, Individually (09/18/2026)